Exhibit 99.7

NICE Introduces New Microsoft Teams Integration to CXone and Engage that
Enhances Customers’ Ability to Collaborate Companywide

Customers can access CXone contact center controls from Teams for frictionless collaboration and use NICE
Engage real-time recording to ensure compliance

Hoboken, N.J., January 26, 2021 – NICE (Nasdaq: NICE), today announced the availability of new integrated capabilities between NICE inContact CXone and Teams which power company-wide collaboration for faster service, happier customers, and better business results. The company also unveiled integrative capabilities for NICE Engage with Microsoft Teams, empowering real-time recording as well as compatibility with a range of related applications.

The latest enhancements to the pre-built CXone for Teams integration further simplify the agent experience and accelerate resolution time:

•	Embedded CXone agent gives CX teams quick and easy access to the tools, systems and people they need — all directly from within Teams.

•
Synchronized CXone directory automatically imports Teams users and displays their presence so agents can easily find, see the availability of, and connect with experts anywhere in the organization for frictionless collaboration, shorter handle time, and higher first-contact resolution.

•
Custom workspaces provide agents effortless access to the websites and applications they use every day, including knowledge bases, corporate websites and even leading CRMs, eliminating time lost on navigating between multiple applications.

These new capabilities complement CXone Voice Connectivity for Teams, which enables customers to safeguard every interaction using global, carrier-grade voice services.

“Exceptional customer experiences are a business-wide priority, as fostering a community of loyal and engaged advocates is essential to long-term, sustainable growth,” said Paul Jarman, NICE inContact CEO. “Through greater collaboration across the enterprise, agents are further empowered to deliver the speedy, effective and engaging interactions they and customers increasingly rely on. CXone for Microsoft Teams brings together the optimal ingredients for contact center success – collaboration, expertise, and a best-in-class platform.”

Extending NICE Engage evidence-keeping compliance support
As regulations for capturing interactions continue to grow, businesses must ensure adequate recording coverage across all communication channels. Contact Centers and back offices using NICE Engage recording can now benefit from complete, real-time recording coverage of all their Teams-based communications to support global regulatory compliance strategies on a single platform. NICE Engage for Teams can reliably record any available media source used through Teams – from voice to screen and chats. With its real-time streaming and recording capabilities, NICE Engage enables Teams users to benefit from a range of solutions such as NICE Real-Time Authentication and real-time notifications for both PCI DSS compliance and recording assurance.

NICE Engage drives cost savings owing to real-time streaming which eliminates the need for additional storage when recording interactions. NICE Engage users can repurpose their existing Advanced Interaction Recorder (AIR) channels to Microsoft Teams, further reducing costs. This integration comes on the back of a long line of integrations extending NICE Engage platform support to meet the demands of shifting communication preferences.

With the pandemic forcing many businesses to operate remotely, demand for tools that help staff stay connected has increased. As a result, companies have embraced unified communications applications, such as Teams, which now boasts 115 million active daily users.

“More employees working from home has led to an uptick in collaboration tools like Microsoft Teams, which lets employees collaborate to resolve customer issues quickly and deliver great customer service from anywhere,” said Mike Ammerlaan, senior director, Microsoft 365 Ecosystem at Microsoft Corp. "The NICE integration with Teams helps ensure employees are equipped with the right tools to connect with colleagues across the organization, making agents’ jobs easier and improving the customer experience.”

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Customer Analytics, Omnichannel Routing, Workforce Engagement Management, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper and Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.